SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Name of Subject Company)
CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

22002B305
(CUSIP Number of Class of Securities)

Mark J. DeCesaris
Chief Financial Officer
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

Copies to:
James J. Moloney
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
Phone: (949) 451-3800
Fax: (949) 475-4756
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
     This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer (the “Tender Offer”) by MPF Income Fund 24, LLC; MPF Flagship Fund 14, LLC; MPF Acquisition Co. 3, LLC; MPF DeWaay Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Premier Fund 4, LLC; MP Income Fund 12, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; MPF Blue Ridge Fund I, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 8, LLC; MPF Senior Note Program I, LP; SCM Special Fund 2, LP; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Bidders”), to purchase up to 500,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of Corporate Property Associates 14 Incorporated (the “Company”), at a price of $6.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase (as may be amended from time to time, the “MPF Offer to Purchase”), as filed under cover of Schedule TO by the MPF Bidders with the Securities and Exchange Commission (the “SEC”) on October 27, 2010 (the “Schedule TO”).
     As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s shareholders reject the Tender Offer and not tender shares of Common Stock for purchase by the MPF Bidders pursuant to the MPF Offer to Purchase.
Item 1. Subject Company Information
     The Company’s name is Corporate Property Associates 14 Incorporated. The address and telephone number of its principal executive office are:
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100
     This Schedule 14D-9 relates to the Common Stock, of which there were 87,156,233 shares outstanding as of November 1, 2010.
Item 2. Identity and Background of the Filing Person
     The Company is filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which is incorporated herein by reference.
     This Schedule 14D-9 relates to the Tender Offer by the MPF Bidders, pursuant to which the MPF Bidders have offered to purchase, subject to certain terms and conditions, up to 500,000 shares of the Common Stock, or 0.58% of the outstanding number of shares of Common Stock. The Tender Offer is on the terms and subject to the conditions described in the MPF Offer to Purchase.
     Unless the Tender Offer is extended by the MPF Bidders, it will expire on December 10, 2010.
     According to the Schedule TO, the business address and telephone number for the MPF Bidders is:
MacKenzie Patterson Fuller, LP
1640 School Street
Moraga, CA 94556
(925) 631-9100

Item 3. Past Contract, Transactions, Negotiations and Agreements
     On March 24, 2010, the Company entered into an agreement with MacKenzie Patterson Fuller, LP, with respect to the use of the Company’s shareholder list in making an unregistered “mini” tender offer for shares of the Company’s common stock. Certain affiliates of MacKenzie Patterson Fuller, LP, made such an unregistered “mini” tender offer in April 2010 and completed it in May 2010. The Company believes that the agreement with MacKenzie Patterson Fuller, LP, is inapplicable to the current offer, which is a registered offer.
     As of the date of this Schedule 14D-9, the Company and its affiliates do not have any material agreement, arrangement, or understanding, and they do not have any actual or potential conflict of interest, with: (i) the MPF Bidders, their executive officers, directors or affiliates; or (ii) the executive officers, directors, or affiliates of the Company, except as described in this Item 3 and except for agreements, arrangements, or understandings and actual or potential conflicts discussed in the sections entitled “Compensation of Directors and Executive Officers — Fiscal 2009,” “Securities Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions,” in the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 29, 2010 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all shareholders and is available for free on the SEC’s Web site at www.sec.gov.
Item 4. The Solicitation or Recommendation
     The Board of Directors, together with its outside advisors, has reviewed and analyzed the terms of the Tender Offer. Based on its review, the Board of Directors unanimously recommends that shareholders reject the Tender Offer and not tender their shares for purchase by the MPF Bidders pursuant to the MPF Offer to Purchase. The Company’s reasons for its recommendation are set forth on Exhibit (a)(2) to this Schedule 14D-9. The Board of Directors urges that each shareholder make his or her own decision on whether to tender shares to the MPF Bidders pursuant to the MPF Offer to Purchase, based on his or her own circumstances and analysis.
Item 5. Person/Assets Retained, Employed, Compensated or Used
     Not applicable.
Item 6. Interest in Securities of the Subject Company
     During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows:

	Date of	Nature of	Number of Shares
Name	Transaction	Transaction	of Common Stock	Price per Share*
Various Shareholders	9/15/2010	Optional Cash Purchases by existing shareholders under the Company’s Dividend Reinvestment Plan (“DRIP”)	762.7119	$11.80
Various Shareholders	9/22/2010	Repurchases by the Company under its Redemption plan**	49,449.8880	$11.09	**
Various Shareholders	10/15/2010	Quarterly DRIP Purchases	149,002.7602	$11.80

*	All transactions were at $11.80 per share, which is the most recently published estimated annual net asset value of the share (“NAV”), except as noted.

**	In September 2009, the Board of Directors suspended the CPA®:14 redemption plan for all requests received subsequent to September 1, 2009, subject to limited exceptions in cases of death or qualifying disability. The repurchases shown were made pursuant to these limited exceptions at NAV minus applicable redemption fees (with an average price shown).

Item 7. Purposes of the Transaction and Plans or Proposals
     The Company is not undertaking or engaging in any negotiations in response to the Tender Offer.
Item 8. Additional Information
     Not applicable.
Item 9. Exhibits

Exhibit No.	Description

(a)(2)	Press Release of Corporate Property Associates 14 Incorporated dated November 9, 2010

(a)(3)	Cover letter to Corporate Property Associates 14 Incorporated shareholders dated November 9, 2010

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Corporate Property Associates 14 Incorporated with the SEC on April 29, 2010*

*	Incorporated by reference as provided in Item 3 hereof.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORPORATE PROPERTY ASSOCIATES 14 INCORPORATED
Date: November 9, 2010	By:	/s/ Susan C. Hyde
		Name:	Susan C. Hyde
		Title:	Managing Director and Corporate Secretary

5